Mail Stop 4561
	 								July 13, 2006

VIA U.S. MAIL AND FAX (248) 208-2640

Mr. Gary A. Shiffman
Chief Executive Officer
Sun Communities, Inc.
27777 Franklin Road, Suite 200
Southfield, MI 48034

      Re:	Sun Communities, Inc
      	Form 10-Q for the quarter ended March 31, 2006
      	Filed May 10, 2006
      File No. 333-72461

Dear Mr. Shiffman:

      We have reviewed the above referenced filing and have the following comments. We have limited our review of your filing to the issue we have addressed in our comments. After reviewing this information we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 12 - Contingencies

1. You disclose that the Order does not impose any monetary penalties, nor do the terms of the Order require the Company to restate any of its prior financial statements. However, we note that the company agreed to a cease and desist order that states your financial statements are materially misstated and lists the amounts and percentages of the misstatements. Please tell us why you did not disclose the findings of the Enforcement division related to the material misstatement of your prior financial statements and provide an explanation to investors as to why the company does not believe it should restate its financial statements in light of those findings.

2. Also, provide us with a draft of your disclosure that addresses the above stated concerns that you will include in the company`s upcoming filing or in an amended March 31, 2006 10-Q. If you believe no restatement is required, including a restatement of the Selected
Financial Data for 2002 and 2001, explain the basis for that conclusion to us and include sufficient specificity of the nature and amount of each error and a materiality analysis for the errors, individually and in the aggregate.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments. Please understand that we may have additional comments after reviewing your response to our comments.

            We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

            In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;

?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with respect to the filing; and

?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filing.


You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or me at (202) 551-3486 with any questions.


Sincerely,



Daniel L. Gordon
Branch Chief


Mr. Gary A. Shiffman
Sun Communities, Inc.
July 13, 2006
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